UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the semiannual period ended June 30, 2020

ACQUSALUT INC.

(Exact name of issuer as specified in its charter)

Florida	83-4309196
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

7135 Collins Ave No. 624, Miami Beach, FL 33141

(Full mailing address of principal executive offices)

(305) 865-8193

Issuer’s telephone number, including area code

Item 1.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing in Item 3 of this Form 1-SA.  This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties.  In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “would,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “future,” “intend,” “could,” “hope,” “predict,” “target,” “potential,” or “continue” or variations of these terms, the negative of these terms or other similar expressions.  Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” in our Offering Circular filed with the Securities Exchange Commission on October 29, 2019.

Overview

Acqusalut Inc. ("the Company," “we,” “us”), was incorporated on April 2, 2019 and had no revenues from operations and had set up expenses so far, that were paid from the cash contributions of the founders,  and we cannot begin any operations until we raise enough funds through the currently effective offering. When we began our company our objective was to set up small open-fronted cubicles that are known as Kiosk shops to sell certain branded name products to the public, but at a Board of Directors meeting held on August 19, 2019 we changed our objective to doing live entertainment projects including music festivals.

We were planning to do a small live entertainment event in Miami Beach, in early 2020 but had to cancel due to coronavirus breakout. Currently we are not certain as to when we can do any live events and thus the Board at a meeting held on May 15, 2020 passed a resolution to sign a Letter of Intent (“LOI”) with a biotech company for a possible merger and change the direction of the company one more time. On May 30, 2020, we signed a LOI with XEME Biopharma Inc., a corporation incorporated in the State of Delaware and doing business in New Jersey with the intention of signing a share exchange agreement as soon as the audits of both companies are completed. However, until a share exchange agreement is signed, we consider our company to be a live entertainment company.

Results of Operations for the Period from Inception to June 30, 2020

Revenue.  The Company had no revenue during the period from January 1, 2020 to June 30, 2020 and from inception date April 2 ,2020 to June 30, 2019.

Expenses. Total operating cost for the six months ended June 30, 2020 and June 30, 2019 were $10,531 and $5,078.

Net loss.  The Net loss for the six months ended June 30, 2020 and June 30, 2019 were $10,531 and $5,078.

Liquidity and Capital Resources

As of June 30, 2020, the Company had total assets of $50,557 all as cash in the bank raised from sale of stock and $40,000 non-refundable advanced payment for stock subscription from a Letter of Intent (“LOI”) signed to execute a potential reverse merger and as such there is no assurance that the Company will have sufficient capital to finance its initial working capital requirements from company profits.We intend to raise the additional funds necessary through security sales and not undertake additional loans but there are no commitments by any parties and there is no assurance we may be able raise any additional funds.

Trend Information

The recent outbreak of COVID-19 and its development into a pandemic in March 2020 has resulted in significant economic disruption globally, including in the United States, which is the primary market in which the Companyintend to do business.  Governmental authorities throughout the United States have taken actions, such as stay-at-home orders and other social distancing measures, to prevent the spread of COVID-19 that has restricted travel, public gatherings, and the overall level of individual movement and in-person interaction.  This has, in turn, significantly reduced economic activity and negatively impacted many businesses.  This may continue to substantially decrease people attending live entertainment events that the Company intended on organizing. The Company is actively monitoring the effect COVID-19 and is factoring the pandemic and potential related future effects into the Company’s plans to conduct its business.

Item 2.  Other Information

The Board of Directors at a meeting held on May 15, 2020 passed a resolution to sign a Letter of Intent (“LOI”) with a biotech company for a possible merger and change the direction of the company one more time. On May 30th, 2020, we signed a LOI with XEME Biopharma Inc., a corporation incorporated in the State of Delaware and doing business in New Jersey with the intention of signing a share exchange agreement as soon as the audits of both companies are completed. We filed a current report Form 1-U with the Commission reporting this event on June 2, 2020

Item 3.  Financial Statements

The accompanying semiannual financial statements of the Company have been prepared in accordance with the instructions to Form 1-SA.  Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America.  In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature.  Operating results for the periods from January 1, 2020 to June 30 ,2020 and from inception to June 30 ,2019 are not necessarily indicative of the results that can be expected for the year ending December 31, 2020.

Acqusalut Inc.

Financial Statements

Acqusalut Inc.
Balance Sheets
Internally Prepared Statements
	June 30, 2020	December 31, 2019
ASSETS
Current assets
Cash and cash equivalent	$50,557	$29,357
Total current assets	50,557	29,357

Total assets	$50,557	$29,357

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities
Accrued interest	-	258
Loan payable	-	20,000
Prepaid stock subscription	40,000	-
Total Current Liabilities	40,000	20,258
Total Liabilities	40,000	20,258

Stockholders' equity (deficit)
Preferred stock: $.0001 par value; 30,000,000 authorized, no shares issued and outstanding	-	-
Class A Common stock: $.0001 par value; 900,000,000 shares authorized and 4,545,918 shares and 4,130,000 shared issued & outstanding for June 30, 2020 and December 31, 2019	455	413
Class B Common stock: $.0001 par value; 70,000,000 shares authorized and 11,000,000 shares issued and outstanding for June 30, 2020 and December 31, 2019	1,100	1,100
Additional paid in capital	38,871	18,117
Retained earnings (deficit)	(29,869)	(10,531)
Total stockholders' equity (deficit)	10,557	9,099

Total liabilities and stockholders' equity (deficit)	$50,557	$29,357

The accompanying notes are an integral part of these unaudited financial statements.

Acqusalut Inc.
Statements of Operations
Internally Prepared Statements

	For the 6 months ended June 30, 2020	April 2, 2019 (inception) to June 30, 2019
Revenue	-	-

Operating expenses
Legal & accounting	$7,180	$2,000
Administrative expenses	3,351	3,078
Total operating expenses	10,531	5,078

Loss from operations	10,531	5,078

Net income (loss)	(10,531)	(5,078)

Basic and diluted income (loss) per common share	$(0.00)	$(0.00)

Basic and diluted weighted average number of common shares outstanding	15,115,311	14,822,727

The accompanying notes are an integral part of these unaudited financial statements.

Acqusalut Inc.
Statements of Cash Flows
Internally Prepared Statements

	for the 6 months ended June 30, 2020	April 2, 2019 (inception) to June 30, 2019

Cash flows from operating activities:
Net income (loss)	$(19,338)	$(5,078)
Decrease in liabilities	(258)
Prepaid stock subscription	40,000

Net cash used in operating activities	20,404	(5,078)

Investing activities:
Net cash used in investing activities	-	-

Financing activities:
Proceeds from sale of common stock	20,796	17,630
Stock compensation	-	2,000
Loan conversion to stock	(20,000)	-
Net cash provided by financing activities	796	19,630

Net increase (decrease) in cash	21,200	14,552
Cash at beginning of period	29,357	-

Cash at end of period	$50,557	$14,552

Supplemental disclosures:
Cash paid for:
Interest	$796	$-
Income taxes	$-	$-

The accompanying notes are an integral part of these unaudited financial statements.

Acqusalut Inc.
Statement of Stockholders' Equity
Internally Prepared Statements
					Additional Paid in Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Common Stock Class A		Common Stock Class B
	Shares	Amount	Shares	Amount
Balance at inception April 2, 2019	-	-	-	-	-	-	-

Common stock issued for cash-founder	3,930,000	393	11,000,000	1,100	16,137		17,630

Common stock issued as fees	200,000	20			1,980		2,000

Net loss December 31, 2019						(10,531)	(10,531)
						-
Balance at December 31, 2019	4,130,000	413	11,000,000	1,100	18,117	(10,531)	9,099

Common stock issued as loan conversion	415,918	42	-	-	20,754		20,796

Net loss June 30, 2020						(19,338)	(19,338)

Balance at June 30, 2020	4,545,918	455	11,000,000	1,100	38,871	(29,869)	10,557

	The accompanying notes are an integral part of these unaudited financial statements.

Acqusalut Inc.

Notes to Financial Statements

June 30, 2020

Internally Prepared Statements

NOTE 1 – DESCRIPTION OF BUSINESS

We incorporated our Company, Acqusalut Inc., on April 2, 2019 in the State of Florida. We began our company with the objective of setting up a chain of franchise kiosk shops that we planned to use to sell snacks and beverages. At a Board of Directors’ meeting held on August 19, 2019 the Board decided to change the objective of the Company to conduct live entertainment events. However, currently due to corona virus situation any plans to do live entertainment events are at a standstill and the Company is looking into alternatives.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of the Company is presented to assist in understanding the Company’s financial statements. The financial statements and notes are representation of the company’s management who are responsible for the integrity and objectivity of the financial statements. These accounting policies confirm to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Basis of Presentation

The accompanying financial statements include the comparative balance sheets as of June 30, 2020 and December 31, 2019 and operations from January 1, 2020 to June 30, 2020 and from April 2, 2019 inception date to June 30, 2019. This financial statement period is not an indicative of the results to be expected for any periods in future. The financial statements have been prepared by the management of the Company in accordance with accounting principles generally accepted in the United States.

Going Concern

The financial statements has been prepared on the going concern basis which assumes the company and consolidated entity will have sufficient cash to pay its debts as and when they become payable for a period of at least 12 months from the date the financial report was authorized for issue.

The Company was set up on April 2, 2019 and has suffered losses from operations so far and currently has $50,557 in cash in bank. We may not have any revenue until we raise funds from the current offering. However, the current corona virus situation is making it hard to raise funds for a company that plan to do live entertainment events. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Also currently our plans to generate profits by doing music concerts are on hold. We will need to raise the funds required to conduct any business through sale of our securities or through loans from third parties. We do not have any commitments or arrangements from any person to provide us with any additional capital. If additional financing is not available when needed, we may need to cease operations. We may not be successful in raising the capital needed to expand or develop operations. Management believes that actions presently being taken to obtain additional funding provide the opportunity for the Company to continue as a going concern. The accompanying financial statements have been prepared assuming the Company will continue as a going concern; no adjustments to the financial statements have been made to account for this uncertainty.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates include, but are not limited to, the estimated useful lives of property and equipment, patent and trademark, the ultimate collection of accounts receivable and accrued expenses. Actual results could materially differ from those estimates.

Related Party Policies

In accordance with FASB ASC 850 related parties are defined as either an executive, director or nominee, greater than 10% beneficial owner, or an immediate family member of any of the proceeding. Transactions with related parties are reviewed and approved by the directors of the Company, as per internal policies.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period of enactment. Deferred income tax expense represents the change during the year in the deferred tax assets and liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax asset will not be realized.

The Company filed its initial tax return for December 2019. Management believes that the Company’s income tax filing positions will be sustained on audit and does not anticipate any adjustments that will result in a material change. Therefore, no reserve for uncertain income tax positions has been recorded. The Company’s policy for recording interest and penalties, if any, associated with income tax examinations will be to record such items as a component of income taxes.

The Company has adopted ASC 740-10-25, which provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax position. The Company must recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution. The Company did not recognize additional liabilities for uncertain tax positions as a result of the implementation of ASC 740-10-25 for the six months ended June 30, 2020.

Stock-based Compensation

Stock-based compensation is measured at the grant date based on the fair value of the award and is recognized as expense over the applicable vesting period of the stock award (generally 0 to 5 years) using the straight-line method. Stock compensation to employees is accounted for under ASC 718 and stock compensation to non-employees is accounted for under 2018-07.

Earnings Per Share

The Company’s basic earnings per share (EPS) amounts have been computed based on the average number of shares of common stock outstanding for the period and include the effect of any participating securities as appropriate. Diluted EPS includes the effect of the Company’s outstanding stock options, restricted stock awards, restricted stock units and performance-based stock awards if the inclusion of these items is dilutive.

Recent accounting pronouncement not yet effective

FASB ASU 2016-02 “Leases (Topic 842)” – In February 2016, the FASB issued ASU 2016-02, which will require lessees to recognize almost all leases on their balance sheet as a right-of-use asset and a lease liability. For income statement purposes, the FASB retained a dual model, requiring leases to be classified as either operating or finance. Classification will be based on criteria that are largely similar to those applied in current lease accounting, but without explicit bright lines. Lessor accounting is similar to the current model but updated to align with certain changes to the lessee model and the new revenue recognition standard. This ASU is effective for fiscal year beginning after December 15, 2019, including interim periods within those fiscal year beginning after December 15, 2020. We are currently evaluating the potential impact this standard will have on our financial statements and related disclosures.

FASB ASU 2016-15 “Statement of Cash Flows (Topic 230)” – In August 2016, the FASB issued 2016-15. Stakeholders indicated that there is a diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. ASU 2016-15 addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice. This ASU is effective for annual reporting periods beginning after December 15, 2018, and interim periods within those fiscal year beginning after December 15, 2019. Early adoption is permitted. Adoption of this ASU will not have a significant impact on our statement of cash flows.

FASB ASU 2016-12 “Revenue from Contracts with Customers (Topic 606)” – In May 2016, the FASB issued 2016-12. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2016-12 provides clarification on assessing collectability, presentation of sales taxes, noncash consideration, and completed contracts and contract modifications.

This ASU is effective for annual reporting periods beginning after December 15, 2018, and interim periods beginning after December 15, 2019. We are currently assessing the potential impact this standard will have on our financial statements and related disclosures.

NOTE 3 – CONVERTIBLE DEBT – RELATED PARTY

April 4, 2019 ($10,000) – The Company entered into convertible debt for $10,000 in April 2019 bearing 8% interest per annum accrued to outstanding principal. This convertible debt can convert to the Company’s common stock with conversion rate of $0.10 per share at its option at any time within 6 years from the issuance date. This $10,000 was paid back by the Company in May 2019.

November 2, 2019 ($20,000) – The Company took a convertible debt for $20,000 in November 2019 bearing 8% interest per annum accrued to outstanding principal until the date of the payment. This convertible debt can convert to the Company’s common stock with conversion rate of $0.05 per share at its option to convert to stock within 3 years of the issuance date. On April 30, 2020 the debt holder converted the debt along with interest accrued of $796 to 415,918 Class A shares of the Company.

NOTE 4 – PREPAID STOCK SUBSCRIPTION

The Board at a meeting held on May 15, 2020 passed a resolution to sign a Letter of Intent (“LOI”) with a biotech company for a possible merger and change the direction of the company. On May 30, 2020, we signed a LOI with XEME Biopharma Inc., (“XEME”) a corporation incorporated in the State of Delaware and doing business in New Jersey with the intention of signing a share exchange agreement as soon as the audits of both companies are completed. As part of the LOI, XEME paid the Company $40,000 non-refundable payment to be applied as part payment to class A and Class B shares of the Company when the share exchange agreement is executed.

NOTE 5 – EQUITY

The Company has 1,000,000,000 authorized shares of capital stock, which consists of (i) 900,000,000 shares of Class A common stock, par value $0.0001 per share; (ii) 70,000,000 shares of Class B common stock, par value $0.0001 per share; and (iii) 30,000,000 shares of preferred stock, par value of $0.0001 per share.

The holders of Class A common stock shall be entitled to one vote per share and shall be entitled to dividends as shall be declared by our Board of Directors from time to time. Each share of Class B common stock shall entitle the holder thereof to 10 votes for each one vote per share of Class A common stock, and with respect to such vote, shall be entitled, notwithstanding any provision hereof, to notice of any stockholders’ meeting in accordance with the bylaws of this corporation, and shall be entitled to vote, together as a single class with holders of Class A common stock with respect to any question or matter upon which holders of Class A common stock have the right to vote. Class B common stock shall also entitle the holders thereof to vote as a separate class as set forth herein and as required by law. Holders of Class B common stock shall be entitled to dividends as shall be declared by our Board of Directors from time to time at the same rate per share as the Class A common stock. The holders of the Class B common stock shall have the right to convert each one of their shares to one share of Class A common stock automatically by surrendering the shares of Class B common stock to us.

The Company issued the following Class B common stock for period April 2, 2019 (date of formation) to June 30, 2020 and was outstanding as of June 30, 2020:

April 3, 2019 – The Company issued 11,000,000 Class B common stock for proceed of $1,100 from I Andrew Weeraratne (“AW”) Chief Executive Officer and the Chief Financial Officer of the Company.

The Company issued the following Class A common stock for period April 2, 2019 (date of formation) to June 30, 2020 and was outstanding as of June 30, 2020:

April 4, 2019 (1,000,000 shares for proceed of $100) – The Company issued 1,000,000 shares for $100 to a lender holding a convertible debt.

April 4, 2019 (1,300,000 shares for proceed of $130) – The Company issued 1,300,000 shares to the two new members of the Board of Directors.

April 9, 2019 (1,630,000 shares for proceed of $16,300) – The Company issued 1,630,000 shares to various investors for proceeds of $16,300.

May 5, 2019 (200,000 shares for services) – The Company issued total of 200,000 shares to the Company’s legal counsel and consultant.

On April 30, 2020 (415,918 shares for $20,796) to convertible debtholder to convert his $20,000 loan plus accrued interest to class A common stock

NOTE 6 - RELATED PARTY TRANSACTIONS

On April 4, 2019, the Board approved to borrow $10,000 from a related company Mfusion Corp. at 6% annual interest to be accrued quarterly. This loan was structured as a convertible loan that Mfusion Corp. could convert to Class A common stock at $0.10 per share within 6 years from April 4, 2019. The Board also approved to sell 1,000,000 shares to Mfusion Corp. at the par value of $0.0001 per share for a total value of $100.00. This loan was paid back to Mfusion Corp. on May 15, 2019 with Mfusion Corp board (which is the same as the Board of the Company) agreed to forego the interest payments due on the loan up to that day due to getting 1,000,000 shares at par value on April 4, 2019.

The Company’s office space for its principal corporate office located at 7135 Collins Ave No. 624, Miami Beach, FL 33141 is provided by Chief Executive Officer at no charge.

Item 4.  Exhibits

Exhibit No.	Description	Filed with

2A	Articles of Incorporation of Acqusalut Inc.	Form 1-A offering statement on May 7, 2019

2B	Bylaws of Acqusalut Inc.	Form 1-A offering statement on May 7, 2019

4	Form of Subscription Agreement	Form 1-A offering statement on May 7, 2019

4B	Amended Subscription Agreement	Form 1-A Amnd No.2 offering statement on Oct 17, 2019

6	Convertible Loan Agreement with Mfusion Corp	Form 1-A offering statement filed May 7, 2019

6A	Convertible Loan Agreement P Bollar	Filed herewith

9	MaloneBailey LLP Prior Auditor letter	Form 1-U Current Report filed on June 2, 2020

11	MaloneBailey LLP consent	Form 1-A Amnd No.3 offering statement on Oct 29, 2019

12.1	Opinion of Law Office of Clifford J. Hunt, P.A.	Form 1-A offering statement on May 7, 2019

12.2	Consent of Counsel (included in Exhibit 12.1)	Form 1-A offering statement on May 7, 2019

15	Code of Business Conduct and Ethics	Form 1-A offering statement on May 7, 2019

15.1	Letter of Intent between the Company and XEME Biorpharma Inc.	Form 1-U Current Report filed on June 2, 2020

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on July 14, 2020.

By: /S/ I Andrew Weeraratne

Name: I Andrew Weeraratne

Title: Chief Executive Officer, Principle Accounting Officer

          Principal Financial Officer, Director

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By: /S/ I Andrew Weeraratne

Name: I. Andrew Weeraratne

Title: Chief Executive Officer, Principal Accounting Officer

          Principal Financial Officer, Director

By: /S/ Eugene Nichols

Name: Eugene Nichols

Title: Director

By: /S/ Goran Antic

Name: Goran Antic

Title: Director